Exhibit 99.7

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL POSTS FISCAL 2017 ANNUAL RESULTS

VANCOUVER, B.C., Canada – 10 August 2017 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) an emerging developer of conventional and alternative energy capacity integrated with upstream and downstream petroleum supply within the Republic of Indonesia today announced the filing on SEDAR of its audited consolidated financial statements and its management discussion and analysis for its Fiscal 2017 year ended 30 June 2017.

The Company incurred a loss from operations of $439,606 during Fiscal 2017 compared to a loss of $473,289 during Fiscal 2016, a decrease of $33,683 primarily due to lower professional fees and share-based payments. The Company’s administrative costs were lower by $14,428 in 2017 compared to 2016, primarily due to reduced professional fees. (2017 - $376,842; 2016 - $391,270). As at the end of this Fiscal Year 2017, the Company’s working capital deficit was $1,721,256 compared to a working capital deficit of $1,282,380 at the end of Fiscal 2016.

Share-based payments expenses were nil during 2017 compared to $26,200 during 2016. Cash used in operating activities during 2017 was $307,222 compared to $74,225 used in 2016. The change is attributable to the cash payment of outstanding accounts payable, professional fees, management salaries and travel expenses. Net cash raised from financing activities during 2017 was $331,090 compared to $71,500 raised during 2016. During 2017, $301,990 was advanced to the Company by a joint venture partner and $29,100 represented cash proceeds from loans from related parties. The Company incurred a loss per share of $0.00 in both 2017 and 2016.

The Company also filed its Fiscal 2017 “Annual Oil and Gas Report” in the form required by NI 51-101 “Standards of Disclosure for Oil and Gas Activities”. Complete copies of these statements and reports are available for download from the Company’s issuer profile on the SEDAR website, www.sedar.com.

On behalf of the Company,
Robert V. Rudman, CPA
Chief Financial Officer

Source: Continental Energy Corporation
Media Contacts: Robert V. Rudman, CFO (1-561-779-9202) rrudman@continentalenergy.com
Further Info: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any plans or objectives described in any forward looking statements. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.